Exhibit (a)(5)(F)

EFiled: Oct 25 2010 4:17PM EDT
Transaction ID 33995087
Case No. 5925-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TIMOTHY B. HARDY, On Behalf of himself and All Others Similarly Situated,	) )
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Plaintiff,	) C.A. No.
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v.	)
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HAWK CORPORATION, RONALD E. WEINBERG, NORMAN C. HARBERT, BYRON S. KRANTZ, ANDREW T. BERLIN, PAUL R. BISHOP, DAN T. MOORE, III, RICHARD T. MARABITO, CARLISLE COMPANIES INCORPORATED, and HC CORPORATION.	) ) ) ) )
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Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Timothy B. Hardy (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.             This is a shareholder class action complaint on behalf of the holders of the common stock of Hawk Corporation (“Hawk” or the “Company”) against certain officers and/or directors of Hawk, and other persons and entities (collectively, “Defendants”) involved in a proposed transaction through which the Company will merge with Carlisle Companies Incorporated (“Carlisle”) for inadequate consideration (the “Proposed Transaction”).

2.             On October 15, 2010, Hawk issued a press release announcing that they had entered into a definitive merger agreement for Carlisle to acquire Hawk, via a tender offer, in a deal valued at approximately $413 million. Under the terms of the Proposed Transaction, Hawk common shareholders will receive $50.00 per share in cash for each share of Hawk they own.

3.             Specifically, pursuant to the Agreement and Plan of Merger dated October 14, 2010 (“Merger Agreement”) entered into between Carlisle and its wholly owned subsidiary, HC Corporation (“Merger Sub”), Carlisle and Merger Sub will commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Hawk’s Class A common stock at a purchase price of $50.00 per share in cash, to be followed by a merger of Merger Sub with and into the Company (the “Merger”).

4.             As described below, both the value to Hawk common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Hawk’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

5.             For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

6.             Plaintiff currently holds shares of common stock of Hawk and has held such shares since prior to the wrongs complained of herein.

7.             Defendant Hawk is a Delaware corporation with its corporate offices located at 200 Public Square, Suite 1500, Cleveland, OH 44114. Hawk is a leading worldwide supplier of highly engineered products. Hawk’s products include friction materials for brakes, clutches and transmissions used in airplanes, trucks, construction and mining equipment, farm equipment, recreational and performance automotive vehicles.  Hawk has about 930 employees at 12 manufacturing, research, sales and international offices and administrative sites in 7 countries.

8.             Defendant Ronald E. Weinberg (“Weinberg”) is Chairman of the Board and Chief Executive Officer of the Company. Weinberg has served as a director of the Company since March 1989. Weinberg is a co-founder of Hawk and has served in various senior executive capacities since 1989.  Pursuant to his employment agreement with Hawk, if Weinberg is terminated other than for cause, including a termination or relocation due to a change of control, as of December 31, 2009, Weinberg was entitled to payments totaling $7,447,113. Weinberg beneficially owns 1,409,965 shares of Company common stock, or 18.2% of the Company’s outstanding common stock. In addition, Weinberg owns 689 shares of Hawk Series D Preferred Stock (“Series D Stock”), or 45% of the Company’s outstanding Series D Stock. As detailed below, Weinberg, along with defendants Norman Harbert and Byron Krantz, who collectively hold approximately 34% of Hawk’s outstanding common stock and 100% of the Company’s Series D Stock, have entered into agreements with Carlisle whereby they have agreed to tender their shares of common stock in support of the Proposed Transaction, have consented to the redemption of their Series D Stock in exchange for payment of $1,000 per share of Series D Stock held at closing, and have executed an irrevocable proxy to Carlisle to vote their shares of common stock and Series D Stock at any meeting of Hawk shareholders (“Tender Agreements”).

9.             Defendant Norman C. Harbert (“Harbert”) is Hawk’s founder and Chairman Emeritus of the Board.  Harbert has served as a director since March 1989. Harbert was Co-Chairman of the Board and Co-Chief Executive Officer from 1998 to 2001, Senior Chairman of the Board from 2002 to 2004 and President of the Company in 2005. Harbert beneficially owns 1,096,642 shares of Company Common Stock, or 14.1% of the Company’s outstanding common stock.  In addition, Harbert owns 689 shares of Hawk’s Series D Stock, or 45% of the Company’s outstanding Series D Stock. Harbert has entered into a Tender Agreement in support of the Proposed Transaction.

10.           Defendant Byron S. Krantz (“Krantz”) has been Hawk’s Secretary and a director since March 1989. Krantz has been a partner of Hawk’s outside corporate counsel, Kohrman Jackson & Krantz P.L.L. since 1984.  Krantz beneficially owns 292,940 shares of Company Common Stock, or 3.8% of the Company’s outstanding common stock.  In addition, Krantz owns 152 shares of Hawk’s Series D Stock, or 10% of the Company’s outstanding Series D Stock. Krantz has entered into a Tender Agreement whereby he has committed to tender these shares in support of the Proposed Transaction.

11.           Defendant Andrew T. Berlin (“Berlin”) has been a director of the Company since 2002.

12.           Defendant Paul R. Bishop (“Bishop”) has been a director of the Company since 1993.

13.           Defendant Dan T. Moore III (“Moore”) has been a director of the Company since 2003.

14.           Defendant Richard T. Marabito (“Marabito”) has been a director of the Company and Chairman of the Audit Committee since 2008.

15.           Defendants Weinberg, Harbert, Krantz, Berlin, Bishop, Moore, and Marabito are collectively referred to hereinafter as the “Individual Defendants.”

16.           Defendant Carlisle is a diversified global manufacturing company serving the construction materials, commercial roofing, specialty tire and wheel, power transmission, heavy-duty brake and friction, foodservice, aerospace, and test and measurement industries.

17.           Defendant HC Corporation, is a wholly-owned subsidiary of Carlisle.

18.           Defendants Carlisle and HC Corporation are sometimes referred to herein collectively, as “Carlisle”.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

19.           By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Hawk and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

20.           By virtue of their positions as directors and/or officers of Hawk, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Hawk to engage in the practices complained of herein.

21.           Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person.  In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision.  To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)           discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

22.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Hawk, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Hawk common stock (the “Class”).

CLASS ACTION ALLEGATIONS

23.           Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

24.           This action is properly maintainable as a class action.

25.           The Class is so numerous that joinder of all members is impracticable. As of July 31, 2010, Hawk had in excess of 7.7 million shares of Class A common stock outstanding.

Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

26.           Questions of law and fact exist that are common to the Class, including, among others:

(a)           whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b)           whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Hawk shareholders in violation of their fiduciary duties;

(c)           whether the Individual Defendants are acting in furtherance of their own self interest to the detriment of the Class;

(d)           whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e)           whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

27.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.  Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29.           Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.                                    Background

30.           Hawk was founded by defendants Weinberg and Harbert in 1989. The Hawk name was drawn from the initials of the founding Board members: “HA” from Harbert, “W” for Weinberg, plus “K” from Krantz, the man who had brought the partners together.

31.           Hawk manufactures specialized components across four product groups. The Wellman Products Group is a leading producer of friction-related assemblies used in the aerospace industry, trucks, motorcycles, mountain bikes, construction vehicles, agricultural vehicles, off-road vehicles, and industrial vehicles. Wellman products are distributed around the world and manufactured in plants located in North America, Europe, and China. Hawk’s Precision Components Group manufactures advanced powder metal parts used in a wide range of applications: fluid power, trucks, home appliances, power tools, lawn and garden equipment, construction equipment, office equipment, and automotive products. Hawk’s Motor Group supplies rotors for use in large and small household appliances as well as automated office machines. Finally, the Hawk Performance Group manufactures high-performance parts, such as gears, bearings, driveshafts, bellhousings, and starters for use in a variety of applications, including high-performance auto, severe-duty fleet, motor sports, emergency vehicles, light truck, motorcycle, snowmobile, and military.

32.           In late 2008, the Company began to experience the effects of the economic downturn that plagued both the economy generally and the vehicle and equipment industry Hawk competes in specifically. On March 10, 2009, the Company announced its fourth quarter and full year 2008 financial results. For the fourth quarter net sales increased by 5.5% or $3.0 million, to $57.9 million from $54.9 million in the comparable prior year period. Although net sales were up in the quarter over the prior quarterly period, the Company began to feel the effects of the economic slowdown during the fourth quarter of 2008. Hawk had anticipated a slowdown and had already incorporated its impact into its previously released fourth quarter net sales guidance. While the Company reported that most of its end-markets continued to show increases during the fourth quarter of 2008 compared to the prior year, the rate of increase during the fourth quarter slowed considerably from the growth rates achieved during the prior three quarters of 2008. For the full year 2008, Hawk reported a net sales increase of 24.9% to a record $269.6 million from $215.9 million in 2007 and record income from operations of $39.2 million, an increase of $19.7 million, or 101.0%, from $19.5 million in the comparable prior year period.

33.           To deal with the anticipated challenges confronting both the Company and the industry, Hawk implemented cost reduction initiatives that included salary, hourly and temporary workforce reductions representing approximately 19% of its global workforce from employment levels as of the end of the third quarter of 2008. The Company has also decreased discretionary spending, reduced employee benefit programs, and froze salary rates of its global workforce.

34.           Commenting on the 2008 results and the steps taken to address the challenges facing the Company in 2009, defendant Weinberg stated:

We are pleased to report record sales and net income for the full year 2008. We serve a variety of markets on a global basis, most of which had shown strong year over year growth through the first nine months of 2008. We began to experience the effect of the economic downturn in the fourth quarter of 2008 and remain dedicated to managing our business prudently during this challenging time. Toward that end, we sold the last of our non-core businesses in December 2008, continued the implementation of lean manufacturing and the localization of our supply chain and production processes and adjusted our staffing levels in line with the change in production demands. We expect to utilize our strong cash position to benefit our customers and achieve our long-term strategic goals.  As of December 31, 2008, our cash and investments totaled $93.3 million. Our strong balance sheet allows us to be opportunistic in pursuing growth initiatives that include new customer relationships, internal projects and potential acquisitions.

We have taken many actions in light of the economic downturn that began impacting us in the last two months of 2008, including controlling our discretionary spending, implementing headcount reductions and freezing the pay levels of our global salaried workforce.  These actions did not have a material impact on our 2008 financial results but are anticipated to provide a more significant benefit in 2009. Because of the continued disruptions in the financial and industrial manufacturing markets, we believe business conditions will remain difficult to predict for 2009. However, we currently anticipate some moderation of the current economic turmoil during the latter half of 2009.  Since we are a wear-part supplier, our products benefit from regular replacement cycles. Further, during the last few years we have added market share which we expect will contribute to our sales as we go through this uncertain period.

35.           The Company went on to warn that it expected 2009 to be a challenging year, and issued forecast revenues in 2009 to be in the range of $180.0 million to $200.0 million, representing a reduction of between 25.8% to 33.2% from 2008 record revenues of $269.6 million.

36.           On this announcement, the trading price of Hawk stock plunged to a record low to close at $9.65 less than two weeks later on March 20, 2009.

37.           The initiatives taken by Hawk to address the challenges facing both the Company and the industry, however, were effective and on May 6, 2009, Hawk announced a profitable first quarter for 2009, even though the Company experienced a sales decrease of decrease of $21.5 million or 32.7%. Throughout the remainder of the year, Hawk continued to report serious declines in revenues, but due to cost and expense reduction efforts, the Company was able to remain profitable.  As a result, the trading price of Hawk common stock climbed steadily throughout the year, closing at $18.81 on January 4, 2010, the first trading day of the New Year. This represents a 95% increase from the record low following the announcement of the earnings forecast for 2009.

38.           Then, on March 10, 2010, the Company announced fourth quarter and full year results for 2009, reporting income from operations for 2009 of $16.7 million, a decrease of $22.5 million, or 57.4%, from $39.2 million in the comparable prior year period. The Company further announced however, that starting in the second half of 2009 the Company saw improvements in a number of its markets, particularly in its construction and mining and truck markets. On this trend, Hawk’s total sales were up 4.8% in the fourth quarter of 2009 when compared to the third quarter of 2009.

39.           Commenting on these results, the positive impact of the Company’s cost cutting measures and the fact that Hawk was beginning to see a turnaround in the market, defendant Weinberg stated:

As with virtually all segments of the economy, we were affected by adverse business conditions. However, our results were cushioned by our proactive cost cutting, and the benefit of recession-resistant aftermarket sales of our ‘wear-part’ friction materials. As a result, we were able to generate cash from operations of $19.2 million and continued to fund important long-term initiatives of the Company.

Coming off a challenging year in 2009 which produced significantly lower revenues than 2008 record levels, we expect 2010 to reflect a recovery in the general economy and the markets we serve. As a result, we expect our revenues to be within a range of $190.0 million and $200.0 million, which represents an increase of between 10.2% and 16.0% from 2009 revenues of $172.4 million.

In 2009, we instituted several cost reduction initiatives in response to the decline in volumes. To remain competitive with our work force, we expect to reinstate some of the benefits and employee expenses that were frozen or eliminated in 2009. Although we are already beginning to experience a sales rebound in the early months of 2010, we are maintaining a degree of caution with respect to the effect cost increases and product mix will have on our operating margins. Based on these factors, we are forecasting 2010 income from operations to be between $18.0 million and $19.0 million, which represents an increase of 7.8% to 13.8% over 2009 operating income of $16.7 million.  (emphasis added)

Among the growth initiatives we are pursuing during 2010 is the enhancement of our presence in China via the acquisition of a small supplier and the expansion of our R&D, sales and engineering efforts in that country. Further, we have taken the first steps toward our establishment of a manufacturing presence in India.

40.           On May 4, 2010 Hawk reported its financial results for the first quarter of 2010, which vastly exceeded expectations.  Specifically, the Company reported net sales of $53.4 million, an increase of $9.1 million or 20.5%, from $44.3 million in the first quarter of 2009. Most importantly, this was not an isolated improvement, but rather all of the Company’s global operating facilities reported improved results. Hawk further announced income from operations of $8.2 million, an increase of $3.8 million, or 86.4%, from $4.4 million in 2009, and net income of $3.8 million or $0.45 per diluted share, an increase of $2.2 million, or 137.5%, compared to $1.6 million or $0.17 per diluted share, for 2009.

41.           Based upon these results, the Company revised its earnings guidance for the full year, increasing its guidance range for 2010 net sales to between $200.0 million and $210.0 million from its prior of $190.0 million to $200.0 million. This represents an increase of between 16.0% and 21.8% over 2009 revenues of $172.4 million. In addition, Hawk also increased its guidance for operating income guidance to between $23.0 million and $25.0 million, a staggering increase of between 37.7% and 49.7% over 2009.

42.           On June 23, 2010, the Company took the unprecedented action of issuing a press release increasing its guidance for 2010 net sales in mid-quarter. Base upon the Company’s performance in the second quarter, even before the second quarter had ended, Hawk increased its guidance for 2010 full year net sales to a range of between $225.0 million to $232.0 million — an increase of between 30.5% and 34.6% over 2009 revenues – and guidance for 2010 full year operating income to a range of between $32.0 million and $35.0 million — a 91.6% and 109.6% increase over 2009 operating income. The Company attributed these increases in guidance, in part, to the positive outlook for the construction, mining and heavy truck markets.

43.           Defendant Weinberg commented on this increased guidance stating:

The volatility that persisted in the global economy in 2009 is giving way to more certainty that our first quarter results are sustainable. We believe that Hawk is benefitting from the improving global economy, and we see specific strength in our construction and mining and heavy truck end markets. In addition, because we continued to focus on key initiatives throughout the downturn, we have emerged strengthened and find that our business strategies are beginning to lead to increased revenue.

44.           In response to this increase in the Company’s guidance, the trading price of Hawk common stock climbed 19% in just one week from a close of $21.37 on June 22 to $25.45 on June 30, 2010.

45.           Before the market could completely reflect the impact of the increased guidance and before the Company released its second quarter financial results, which would include a 241% increase for income from operations, on July 01, 2010, Hawk issued a press release announcing that its Board of Directors had appointed a special committee to explore and consider possible strategic alternatives, including a possible sale of the Company.

46.           Then, on August 05, 2010, the Company announced its financial results for the second quarter of 2010, reporting sales for the second quarter of $61.7 million, an increase of $22.6 million or 57.8% from 2009, and net sales for the first six months of 2010 of $115.1 million, again an increase of 38.0% from 2009. Hawk attributed the increases to the economic recovery, new product introductions and improved sales in all of the Company’s end markets, with the exception of the defense market.  Astoundingly, Hawk also announced income from operations for the second quarter of $11.2 million, an increase of $10.0 million, or 833.3%, from 2009.  Hawk further reported income from operations for the first six months of $19.5 million, an increase of $13.8 million, or 242.1%, from 2009. The Company stated that income from operations was favorably impacted by the sales volume increase and the absorption of manufacturing costs as a result of higher production volumes in all of Hawk’s manufacturing facilities.  Finally, for the second quarter 2010, the Company reported net income of $5.5 million, or $0.68 per diluted share, an increase of $6.0 million compared to a net loss of $0.5 million, or $0.07 per diluted share, in the second quarter of 2009, and net income for the first six months of 2010 the Company reported net income of $9.3 million, or $1.13 per diluted share, an increase of $8.3 million, or 830.0% from 2009.

47.           Commenting on these stunning results, defendant Weinberg stated:

We are extremely pleased with our second quarter and year to date results. Our second quarter 2010 net sales were up 57.8%, reflecting the continuing success of our new product sales initiatives and the strength in our end markets further indicating the global economy is moving in the right direction. Based on our current financial guidance, we anticipate that this momentum will continue through the second half of the year. Additionally, we have been able to take advantage of increased global production volumes which allowed us to report operating margins of 18.2% in the second quarter of 2010 compared to 3.1% in the second quarter of 2009. Our cash flow from operations improved to $10.9 million for the six months ended June 30, 2010 compared to $1.1 million for the same period last year, as we benefitted from the structural cost changes in our operations that were implemented during 2009.

As a result of our strong cash flows during the period, we are pleased to have been able to reduce our debt by $20.0 million and repurchase an additional $7.2 million of our common stock during the six months ended June 30, 2010. (emphasis added)

48.           Again, on the release of the Company’s second quarter financial results, the trading price of Hawk common stock climbed sharply, rising from a close of $31.24 on August 4, the day before announcement to a close of $35.30 on August 10, 2010.

49.           As graphically demonstrated in the chart below, the market reacted very favorably to these results and Hawk common stock rose steadily throughout the year to close at $49.01 on October 14, 2010, the day before the announcement of the Proposed Transaction.  This represents an increase of 408% since March 20, 2009 in the 18 months since the Company announced its cost and expense reductions to confront the economic pressures confronting the industry.

50.           Standard & Poors issued a research report based upon these results, noting that the performance of Hawk common stock far outpaced both the Construction & Farm Machinery & Heavy Trucks industry and the S&P 1500 index, showing the following returns on investment:

	Company(%)	Industry(%)	S&P 1500(%)

YTD Return	184.0	42.1	6.3

One Year Return	217.1	50.6	8.1

The S&P research report further recognized highly positive prospects in its outlook for the Construction & Farm Machinery & Heavy Trucks sub-industry and global economy, stating “Our fundamental outlook for the Construction & Farm Machinery & Heavy Trucks sub-industry is positive. We see an improving global economy firming (and in many cases lifting) sales in many areas of the sub-industry in coming quarters, following mostly very weak operating results in 2009.” Based upon the Company’s performance and the overall outlook for the industry, the S&P research report ranked Hawk common stock in the 90 percentile on the S&P Investability Quotient Percentile and the 97th percentile on S&P’s Relative Strength Rank, producing a ranking of “Strong.”

51.           Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects which had resulted in a 408% increase in the trading price of Hawk’s common stock in the preceding 18 months, the Individual Defendants have acted for their personal benefit and the benefit of Carlisle, and to the detriment of the Company’s public shareholders, by entering into the Merger Agreement.

B.                                    The Proposed Transaction

52.           On October 15, 2010, Hawk and Carlisle issued a joint a press release announcing that they had signed a definitive agreement for Carlisle to acquire Hawk in a cash transaction valued at approximately $413 million. Specifically, the press release stated:

Carlisle Companies Incorporated (NYSE: CSL) and Hawk Corporation (NYSE Amex: HWK) today jointly announced the signing of a definitive agreement whereby Carlisle has agreed to acquire Hawk, a leading worldwide supplier of friction products for brakes, clutches and transmissions, for $50.00 per share in an all-cash transaction. This represents an equity value of approximately $413 million and an enterprise value of approximately $410 million. The transaction has been unanimously approved by the Boards of Directors of both companies. This transaction will create a comprehensive global braking solutions platform for Carlisle by enabling Carlisle to provide a broader line of attractive products and increasing exposure to key emerging markets such as China, Brazil and India. Hawk will become part of Carlisle Industrial Brake & Friction, a leading global provider of high performance braking solutions in the mining, construction, agricultural, wind energy, military and industrial markets.

* * *

Key Strategic Benefits of the Transaction to Carlisle

•           Adds superior friction capability to Carlisle’s existing, friction and hydraulic product lines

•           Enables Carlisle to provide a full range of friction product solutions to customers and win business through broader product lines, services and distribution

•           Expands Carlisle’s global footprint, particularly outside of the U.S., better positioning Carlisle to participate in emerging market growth

•           Significantly improves Carlisle’s aftermarket product portfolio and distribution network

•           Enhances Carlisle’s efficiency and ability to provide innovative friction technology

* * *

The transaction is expected to be accretive to Carlisle in the first year. The acquisition of Hawk is expected to result in annual run-rate synergies of approximately $20 million by 2012, of which a portion will be realized during 2011.

The transaction is structured as a cash tender offer to be followed as soon as possible by a merger. The tender offer is expected to commence later this month and is subject to customary terms and conditions, including the tender of at least a majority of Hawk’s shares on a fully diluted basis and regulatory clearance. Mr. Weinberg, along with directors Norman Harbert and Byron Krantz, who collectively hold approximately 34% of Hawk’s outstanding common stock, have entered into agreements with Carlisle to tender their shares. The transaction will be funded with Carlisle’s cash on hand and existing revolving credit facility. The transaction is not subject to a financing condition. Carlisle and Hawk expect closing to occur by year-end.

Citi is serving as financial advisor and Dorsey & Whitney LLP is serving as legal counsel to Carlisle. Harris Williams & Co. is serving as financial advisor and

Jones Day is serving as legal counsel to the Special Committee of the Board of Directors of Hawk. Kohrman Jackson & Krantz PLL is serving as legal counsel to Hawk.

53.           In connection with the announcement of the Proposed Transaction, David A. Roberts, Carlisle’s Chairman, President and Chief Executive Officer emphasized the benefits Carlisle will obtain through the acquisition of Hawk at such a nominal premium, saying:

We are very excited to have reached this agreement with Hawk and believe that this is a unique opportunity to build an even stronger and more efficient company for our customers, employees and shareholders. This transaction provides us with the opportunity to expand our product offering and further strengthen our position as a leading global supplier of high performance braking solutions.

This transaction is consistent with our long-term strategic goals to reach $5 billion in revenue and 15% EBIT margins, to expand globally and to produce strong free cash flow. As we’ve communicated in the past, we are focused on adding highly engineered, higher margin products and Hawk is a great fit for us from this perspective.

54.           On a conference call with analysts later on October 15, Roberts again emphasized how beneficial the acquisition of Hawks would be to Carlisle, reiterating:

We’re very pleased to be announcing this transaction today as I truly believe it’s a unique opportunity to provide substantial strategic benefits for our company. Hawk represents an exceptional and highly complementary addition to our braking solutions business and brings us one step closer to our previously stated long term goals, that of being generating — or of generating $5 billion in annual revenue, 15 percent EBIT margins, expanding our business globally and generating substantial free cash flow. . .

We believe this is a unique acquisition for Carlisle given its complementary product portfolio and similar customer mix is certainly a plus for us.

We estimate annual run rate synergies to be approximately $20 million or so by 2012 and will come both from the revenue side and the cost side of the equation. The price we are paying represents approximately eight and a half times the 2010 EBIT margins before accounting and synergies and roughly six times after including the synergies I just mentioned.

From a financial perspective, we expect this transaction to be immediately accretive to our earnings.

. . . as I mentioned earlier, Hawk is a great opportunity for us and is consistent with Carlisle’s long term strategic goals again to reach 5 billion in revenue, 15 percent operating margins or EBIT margins, expand globally and produce free strong cash flows.

From a strategic perspective, Hawk strengthens one of our growth platforms, CIBF, which is now positioned as a leading one-stop-shop global provider of high performance braking solutions. The added capability that Hawk brings really helps round out CIBF’s overall product portfolio and is consistent with our overall strategy to add highly engineered, higher margin productions.

In addition, this acquisition expands our global footprint and positions Carlisle to participate in emerging growth markets.

* * *

From a financial perspective, looking back at Hawk’s performance for the last 12 months ended June 30, 2010, you can see that Hawk has contributed over 200 million in revenues and almost $40 million in EBITDA, excluding the impact of any synergies.

And even more importantly, Carlisle’s pro forma last 12 month EBITDA margin would have been roughly 60 basis points higher excluding the impact of synergies. If you factor in 20 million of the annual run rate synergies mentioned earlier, Carlisle’s pro forma last 12 month EBITDA margin would have been roughly 12.4 percent or 130 basis points higher than what it was prior.

55.           Commenting on the Proposed Transaction defendant Weinberg likewise noted the substantial benefits it would provide to Carlisle, as the surviving company, as well as Hawk’s customers and employees, stating:

On July 1, 2010, we announced the commencement of a process to explore possible strategic alternatives to enhance Hawk’s shareholder value. Our Board appointed a Special Committee of independent directors to run the process, and I am pleased this transaction is the result. The strategic combination of Hawk with Carlisle builds an exciting combination in the marketplace and is a favorable outcome for all.  Our shareholders will receive all-cash for their shares, at a price we believe represents an attractive valuation; our customers will benefit from broader product and service offerings; and our employees will benefit from being part of a larger, more diversified company with career growth opportunities.

56.           The consideration offered to Hawk’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Hawk’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.

57.           Defendants have timed the offer to take advantage of the fact that Hawk is optimally poised for continued growth in an industry that analysts have indicated will have increasing, or “lifting” sales. Even though Hawk’s common stock has seen a 408% increase in the past 18 months and has outpaced the performance of its industry peers by 166.5%, the consideration offered common shareholders in the Proposed Transaction represents a paltry 2% premium over the closing price of Hawk Common stock the day before the announcement of the Proposed Transaction.

58.           Thus, the Proposed Transaction comes at a time when the Company’s stock price is on a strong upswing after a long economic downturn and its prospects for growth and increased revenue are substantially increasing as the economic recession is ending.  Hawk insiders are well aware of the Company’s intrinsic value and that Hawk shares are significantly undervalued.  Carlisle recognized Hawk’s solid performance and potential for growth and determined to capture that opportunity for itself at the expense of Hawk’s public shareholders. Carlisle is seeking to engage in a transaction that secures an opportunity to benefit from the Company’s growth, while the Company’s shareholders are provided inadequate consideration without the benefit of a full and fair sales process.

C.                                     Defendants Weinberg, Harbert and Krantz are
Effectively Controlling Shareholders and Receive Financial
Benefits Not Shared by Hawk’s Public Common Shareholders

59.           Defendants Weinberg, Harbert and Krantz (“Controlling Shareholders”) collectively own 34.2% of the Company’s outstanding common stock.  Moreover, the

Controlling Shareholders own 100% of Hawk’s outstanding Series D Stock.  The holders of Series D Stock, however, may only transfer or sell their shares of Series D Stock to the other Controlling Shareholders, or in certain circumstances members of their immediate families.

60.           However, and most significantly, the Series D Preferred Stock is entitled to elect a majority of the members of the Board of Directors of the Company and to vote as a separate class on fundamental corporate transactions. Accordingly, if any two of these stockholders vote their shares of Series D Preferred Stock in the same manner, they will have sufficient voting power — even without the consent of the Company’s common shareholders — to elect a majority of the members of the Board of Directors, and thereby to control and direct the policies of the Board of Directors and, in general, to determine the outcome of various matters submitted to the stockholders for approval, including fundamental corporate transactions, such as the Proposed Transaction.

61.           To assure the effectiveness of their control of the Company, the Controlling Shareholders have entered into a Stockholders Voting Agreement (“Voting Agreement”). The Voting Agreement requires defendants Weinberg, Harbert and Krantz to vote their shares of Hawk common stock and their Series D Stock (i) in favor of electing Weinberg, Harbert and Krantz or their respective designees to the Board of Directors; (ii) in favor of electing such other directors to the Board of Directors as a majority of defendants Weinberg, Harbert and Krantz or their respective designees shall direct; and (iii) with respect to such matters that are submitted to a vote of the stockholders as a majority of defendants Weinberg, Harbert and Krantz or their respective designees shall direct. This Voting Agreement and the voting rights of the Series D Stock effectively provided the Controlling Shareholders with the ability to control and direct the Company and its Board with respect to its approval of the Proposed Transaction.

62.           To assure Carlisle’s ability to acquire the Company without any shareholder vote, and as a necessary condition to the Proposed Transaction, concurrently with negotiating and executing the Merger Agreement, defendants Weinberg, Harbert and Krantz entered into Tender Agreements with Carlisle.  Pursuant to the Tender Agreements, the Controlling Shareholders each agreed to tender their shares of Hawk common stock in favor of the Proposed Transaction, executed an irrevocable proxy to Carlisle to vote their shares of both Hawk common stock and their Series D Stock, and agreed to a redemption of the Series D Stock in exchange for $1,000 per Series D share.

63.           Despite their duty to maximize shareholder value, certain of the Individual Defendants, most notably the Controlling Shareholders, have clear and material conflicts of interest and are acting to better their own interests at the expense of Hawk’s public common shareholders.

64.           For example, pursuant to defendant Weinberg’s employment agreement with Hawk, if Weinberg is terminated other than for cause, Weinberg is entitled to receive full compensation, including salary, bonuses and benefits through the end of 2014. Thus upon a termination due to a change of control or even a relocation following such a change of control, as of December 31, 2009, Weinberg was entitled to payments and compensation totaling $7,447,113.

65.           Likewise, defendants Weinberg, Harbert and Krantz, as the sole owners of Series D Stock, agreed to the redemption of their Series D Stock in exchange for payments of $689,000, $689,000, and $152,000 respectively.  In addition, defendants Weinberg, Harbert and Krantz hold large illiquid blocks of Hawk common stock for which they will receive, collectively $139,977,350 through the Proposed Transaction.

D.                                    The Preclusive Deal Protection Devices

66.           In addition to the inadequate consideration offered to Hawk’s shareholders, the entire process deployed by Carlisle and Hawk’s Board is also unfair and inadequate. Namely, to assure that Carlisle and the Individual Defendants would reap the windfall benefits of the Proposed Transaction and that no competing bidders would emerge, the Individual Defendants agreed to certain preclusive deal protection provisions contained within the Merger Agreement that operate collectively to make the emergence of another bid highly unlikely.

67.           The Merger Agreement contains a strict “no shop” or “no solicitation” provision prohibiting the members of the Hawk Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. Specifically, §6.8 of the Merger Agreement requires that the Company and the Individual Defendants to “immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons or its Representatives conducted heretofore with respect to any Acquisition Proposal”, preventing the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Carlisle.

68.           Similarly, §6.8(f) of the Merger Agreement provide a matching rights provision whereby the Company must notify Carlisle of any unsolicited competing bidder’s offer. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” Carlisle is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.”

69.           Thus, even if the Hawk’s Board receives an intervening bid that appeared to be “superior” to Carlisle’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior,” and that a failure to consider the proposal would constitute a breach of their fiduciary duties. Then, Hawk must still give Carlisle three days notice to match the competing offer. Consequently, this provision prevents the Hawk’s Board from exercising their fiduciary duties.

70.           In addition, §8.3 of the Merger Agreement includes a $14,500,000 termination fee payable to Carlisle that, in combination with the other provisions of the Merger Agreement, will all but ensure that no competing offer will be forthcoming.

71.           These provisions cumulatively discourage any other bidders from making a competing bid for the Company. This is particularly noteworthy given Hawk’s attractiveness as an acquisition target.

72.           Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

E.             Conflict of Interest

73.           Finally, the Company was advised by the law firm Kohrman Jackson & Krantz, P.L.L. This is the law firm founded by defendant Krantz. Given the benefits that defendant Krantz will receive through the Proposed Transaction, having his law firm advise the Company on the Proposed Transaction amounts to a hopeless conflict.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

74.           Plaintiff repeats and realleges each allegation set forth herein.

75.           The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Hawk.

76.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Hawk.

77.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Hawk because, among other reasons, they failed to take steps to maximize the value of Hawk to its public shareholders. Moreover, the Individual Defendants failed to secure safeguards on behalf of the Company’s shareholders, against the decline in the value of the stock component of the consideration to be paid to Hawk’s shareholders in the Proposed Transaction.

78.           The Individual Defendants dominate and control the business and corporate affairs of Hawk, and are in possession of private corporate information concerning Hawk’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Hawk which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

79.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

80.           As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Hawk’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

81.           Unless defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

82.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty of Loyalty and Entire

Fairness Against Defendants Weinberg, Harbert and Krantz

83.           Plaintiff repeats and realleges each allegation set forth herein.

84.           Defendants Weinberg, Harbert and Krantz, the Controlling Shareholders owe fiduciary duties of loyalty and entire fairness to the public stockholders of Hawk. Given that the Controlling Shareholders through their Series D Preferred Stock control the make up of the Board and they control and direct the policies of the Board, they and the Proposed Transaction are subject to the entire fairness standard. Defendants must carry the burden of proving that the Proposed Transaction is fair to Hawk shareholders with respect to process and price.

THIRD CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against Carlisle for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

85.           Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

86.           Carlisle has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Hawk’s public shareholders, and has participated in such breaches of fiduciary duties.

87.           Carlisle knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein.  In so doing, Carlisle rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

88.           Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in its favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.            Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.            Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E.             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equitable relief as this Court may deem just and proper.

COOCH AND TAYLOR P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
Tel: (302) 984-3800
Attorneys for Plaintiff
DATED: October 25, 2010

OF COUNSEL:

FARUQI & FARUQI, LLP
Juan Monteverde, Esquire
Shane Rowley, Esquire
369 Lexington Avenue, 10th Fl.
New York, NY 10017
Tel.: (212) 983-9330
Fax: (212) 983-9331